UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated December 9, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols' Board of Directors announces that during its meeting on 8 December 2024, it unanimously agreed to appoint Mr. Pascal Ravery and Mr. Paul S. Herendeen as new members of the Board of Directors through the co-option procedure, thereby filling the two existing vacancies. Mr. Pascal Ravery will serve as an independent director, while Mr. Paul S. Herendeen will serve as a proprietary director. The Company is awaiting the receipt of Mr. Paul S. Herendeen's acceptance letter for his appointment to be effective.

Mr. Pascal Ravery, during his 30 years at Goldman Sachs and JPMorgan, acquired significant experience in corporate finance and investment banking, notably in M&A, restructuring, debt and equity raising, governance and strategic advisory across various industries and regions. After leaving Investment Banking, he founded his own consultancy firm, Lakeside Capital Advisors, of which he is currently the CEO. In addition to his past executive career, he has extensive experience as a C-Suite adviser and non-executive Board member in both publicly listed and private companies. He is a graduate from INSEAD’s MBA program and from INSEAD’s Independent Director’s Program.

Mr. Paul S. Herendeen holds a bachelor's degree from Boston College and earned a MBA from the University of Virginia's Darden School of Business. He is the Chairman of Endo, Inc. and a Board member of Elanco Animal Health, Inc. The appointment of Mr. Paul S. Herendeen follows the request received by the Company from several minority shareholders (FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, and Sachem Head LP), who have grouped their shares in accordance with the applicable law to exercise their proportional representation right and requested the appointment of Mr. Paul S. Herendeen as a Board member.

The Company's Board of Directors will continue to focus on delivering value for all its shareholders and adhere to best demonstrated governance practices.

In Barcelona, on 9 December 2024.

Nuria Martín Barnés

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 9, 2024

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